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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Corning Natural Gas Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219381100
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	219381100	Page	2	of	4

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		99,132

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		99,132

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

99,132

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Introduction.
     This Amendment No. 7 to Schedule 13D is filed on behalf of the Richard M. Osborne Trust, an Ohio trust of which Richard M. Osborne is the sole trustee, relating to shares of common stock, par value $5.00 per share, of Corning Natural Gas Corporation, a New York corporation (“Corning”).
Item 4. Purpose of Transaction.
     On November 12, 2006, the Richard M. Osborne Trust dismissed without prejudice the suit against Corning and Mr. Barry described in Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on October 12, 2006. The suit was dismissed because the stockholders of Corning did not approve the proposed merger with C&T Enterprises, Inc. at the Special Meeting of Stockholders held on October 11, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 15, 2006

RICHARD M. OSBORNE TRUST

/s/ Richard M. Osborne

Richard M. Osborne, Trustee